Your control number Your vote matters! Meeting Materials: Notice of Annual General Meeting and Annual Report on Form 20-F Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held On May 15, 2024 For Shareholders of record as of March 25, 2024 To order paper materials, use one of the following methods. Internet: www.investorelections.com/GAMB Call: 1-866-648-8133 Email: paper@investorelections.com * If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located below) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material. Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved Gambling.com Group Limited Annual General Meeting Wednesday, May 15, 2024, 6:30 PM, Central European Time Monte-Carlo Business Center, Le Métropole Shopping Monte-Carlo, 1er étage, 17, Avenue des Spélugues, 98000 Monaco For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting go to www.proxydocs.com/GAMB To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before May 6, 2024. styleINA P.O. BOX 8016, CARY, NC 27512-9903 SEE REVERSE FOR FULL AGENDA Scan QR for digital voting

PROPOSAL 1. To receive the Company's Annual Report and Accounts for the financial year ended December 31, 2023, together with the reports of the directors and the auditor. 2. To re-appoint Charles Gillespie as a Class III director of the Company 3. To re-appoint Michael Quartieri as a Class III director of the Company. 4. To appoint Kevin McCrystle as a Class III director of the Company. 5. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025. 6. To authorize the audit committee to fix the remuneration of the auditors. 7. To approve the adoption of the 2023 Employee Share Purchase Plan by the Company. THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4, 5, 6 AND 7 Gambling.com Group Limited Annual General Meeting